September 30, 2021

Mindy Rotter, Esq., CPA

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

Brookfield Place

200 Vesey Street – Suite 400

New York, NY 10281-1022

Re: Neiman Funds, File Nos. 333-102844 and 811-21290

Dear Ms. Rotter:

On August 20, 2021, you provided oral comments with respect to the Annual Report to Shareholders on Form N-CSR for the year ended March 31, 2021 (the "Annual Report") for the Registrant with respect to Neiman Large Cap Value Fund, (the "Fund"). Please find below the Registrant's responses to those comments, which it has authorized Thompson Hine LLP to make on its behalf.

Comment 1:     Please confirm that there are no components of other accrued expenses that should be separately classified on the Statement of Assets and Liabilities.

Response:	The Registrant confirms that there were no other components of other accrued expenses that should have been separately classified on the Statement of Assets and Liabilities.

Comment 2:     Please confirm that there are no amounts payable to Trustees that need to be disclosed and explain why such amounts have not been stated separately on the Statement of Assets and Liabilities in compliance with Rule 6-04 of Regulation S-X.

Response:	Trustee fees were paid in full for the fiscal year. Therefore, no amounts payable existed that would have been eligible to be stated separately on the Statement of Assets and Liabilities pursuant to 17 CFR 210.6-04 (Liabilities 12. Other liabilities. State separately (a) amounts payable for investment advisory, management and service fees; and (b) the total amount payable to: (1) Officers and directors;…).

Comment 3:     Please review and update EDGAR for those funds that have merged or liquidated and determine that the status has been changed from active to inactive.

Response:	Registrant has reviewed and updated EDGAR for those funds that have merged or liquidated and determined that the status has been changed from active to inactive.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or Jeff Provence at (619) 588-9700 x 101.

Very truly yours,

Parker Bridgeport

Counsel, Thompson Hine LLP